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08029150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-49359 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Princeton Securities Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, 10th Floor
(No. and Street)

| New York | New York | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

| 3000 Marcus Avenue | Lake Success | NY | 11042-1066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I Anthony Cirillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princeton Securities Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

DANIEL CALLAWAY
Notary Public, State of New York
No. 02CA5072556
Qualified in New York County
Commission Expires Feb. 3, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PRINCETON SECURITIES GROUP, INC.

*******************************************

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2007**

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## Princeton Securities Group, Inc.
**Statement of Financial Condition**
**December 31, 2007**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 81,493 |
| Securities owned, at market | | 1,374,296 |
| Commissions receivable | | 27,309 |
| Advances to related party | | 10,000 |
| Deferred tax asset | | 22,900 |
| Furniture, fixtures and equipment, net of accumulated depreciation of $216,021 | | 32,959 |
| Other assets | | 18,025 |
| **Total assets** | **$** | **1,566,982** |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued expenses and other payables | $ | 256,002 |
| Due to broker-dealer and clearing organization | | 244,651 |
| Income taxes payable | | 2,727 |
| | | 503,380 |
| | | |
| Stockholder's equity | | |
| Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding | | 10,000 |
| Additional paid-in capital | | 95,000 |
| Retained earnings | | 958,602 |
| | | 1,063,602 |
| **Total liabilities and stockholder's equity** | **$** | **1,566,982** |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Business

Princeton Securities Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

## 2. Summary of Significant Accounting Policies

**Cash Equivalents**
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

**Furniture, Fixtures and Equipment**
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from 3 to 5 years.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities Owned, at Market**
Marketable securities are valued at market value.

**Income Taxes**
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to Federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

## 3. Securities Owned, at Market

Securities owned, at market, consist of investment securities, as follows:

| | Market Value |
|---|---|
| Short-term income fund | $ 449,516 |
| Corporate stocks | 924,780 |
| | $1,374,296 |

## 4. Due to Broker, Dealer and Clearing Organization

Due to broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

## 5. Office Lease

The Company entered into a non-cancelable operating lease for its office space located in Manhattan, expiring on May 31, 2009. Future minimum rental payments under the lease are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2008 | $73,362 |
| 2009 | 30,943 |

Payments under the lease are personally guaranteed by the beneficial owner of a trust, which is the sole stockholder of the Company.

## 6. Related Parties

Advances to related party are non-interest bearing and due on demand.

The sole stockholder of the Company is a trust.

The Company utilizes a charter jet service, whose owner is a related party.

The Company entered into a brokerage commission agreement with an affiliate which became effective November 1, 2007. At December 31, 2007, $132,653 is recorded as a payable on the Company's statement of financial condition.

In addition, since May of 2007, the Company has received from this affiliate commission income for trade brokerage clearance and execution services.

## 7. Income Taxes

The net deferred tax asset is a result of temporary differences arising primarily from commissions receivable, prepaid expenses, accrued expenses and other payables and unrealized gains/losses associated with securities owned. The net deferred tax asset is as follows:

| | |
|---|---|
| Deferred tax asset | $ 25,800 |
| Deferred tax liability | (2,900) |
| Net deferred tax asset | $ 22,900 |

## 8. Clearance Agreement

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $500,000. This deposit is included with securities owned, at market.

## 9. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $ 595,384, which was $495,384 in excess of its required net capital of $100,000. At December 31, 2007, the Company had aggregate indebtedness of $503,380. The ratio of aggregate indebtedness to net capital was 0.85 to 1.

## 10. Off-Balance-Sheet Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

## 11. Profit Sharing Plan

The Company sponsors a defined contribution plan covering substantially all of the Company's employees. The contribution under the plan is 20% of base pay up to statutory limitations. The Company's contribution, which is at management's discretion, is determined annually. Management elected not to make a contribution for the year ended December 31, 2007.

The Company also has a 401(k) profit sharing plan covering all eligible employees. Under the Plan agreement, employer matching contributions are discretionary and are determined on an annual basis by the Company.

************************************

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

************************************

## Independent Auditors' Report

To the Board of Directors
Princeton Securities Group, Inc.

We have audited the accompanying statement of financial condition of Princeton Securities Group, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Princeton Securities Group, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 27, 2008

END